EXHIBIT 1
Exhibits, Financial Statements and Schedules of Nucryst Pharmaceuticals Corp. filed with the Nucryst Pharmaceuticals Corp. 2007 Annual Report on Form 10-K dated February 28, 2008
1.	Consolidated Financial Statements

The following documents are filed as part of this Annual Report on Form 10-K:

Report of Deloitte & Touche LLP, Independent Registered Chartered Accountants

Financial Statements

Consolidated Balance Sheets

Consolidated Statements of Operations

Consolidated Cash Flows Statements

Consolidated Statements of Shareholders’ Equity (Deficit)

Notes to Consolidated Financial Statements

2.	Financial Statement Schedules

None.

3.	Exhibits

Exhibit						Filed
No.	Description	Form	SEC File No.	Exhibit	Date	Herewith
2 .1†	Asset Purchase Agreement, dated May 8, 2001, between the Registrant and Smith & Nephew, Inc.	Form F-1 Amendment No. 3	333-130073	2.1	19-12-05

3 .1	Articles of the Registrant	Form F-1 Amendment No. 2	333-130073	3.1	16-12-05

3 .2	Articles of Amendment	Form F-1 Amendment No. 2	333-130073	3.2	16-12-05

3 .3	By-laws of the Registrant	Form F-1 Amendment No. 2	333-130073	3.3	16-12-05

4 .1	Specimen certificate evidencing common shares	Form F-1 Amendment No. 2	333-130073	4.1	16-12-05

10 .1	Form of Master Separation Agreement between the Registrant and The Westaim Corporation (“Westaim”)	Form F-1 Amendment No. 2	333-130073	10.1	16-12-05

10 .2	Form of Services Agreement between the Registrant and Westaim	Form F-1 Amendment No. 2	333-130073	10.2	16-12-05

10 .3	Form of Registration Rights Agreement between the Registrant and Westaim	Form F-1 Amendment No. 3	333-130073	10.3	19-12-05

10 .4†	Amended and Restated License and Development Agreement, dated as of February 20, 2002, among the Registrant, NUCRYST Pharmaceuticals Inc., Smith & Nephew, Inc. and T.J. Smith & Nephew Limited	Form F-1 Amendment No. 3	333-130073	10.6	19-12-05

Exhibit						Filed
No.	Description	Form	SEC File No.	Exhibit	Date	Herewith

10 .5†	Letter Agreement, dated March 14, 2002, among the Registrant, NUCRYST Pharmaceuticals Inc., Smith & Nephew, Inc. and T.J. Smith & Nephew Limited	Form F-1 Amendment No. 3	333-130073	10.7	19-12-05

10 .6†	Amending Agreement, dated November 3, 2003, among the Registrant, NUCRYST Pharmaceuticals Inc., Smith & Nephew, Inc. and T.J. Smith & Nephew Limited	Form F-1 Amendment No. 3	333-130073	10.8	19-12-05

10 .7†	Supply Agreement, dated May 8, 2001, among the Registrant, Smith & Nephew, Inc. and T.J. Smith & Nephew Limited	Form F-1 Amendment No. 3	333-130073	10.9	14-12-05

10 .8	Manufacturing Technology Escrow Agreement, dated May 8, 2001, among the Registrant, Smith & Nephew, Inc., T.J. Smith & Nephew Limited and Montreal Trust Company of Canada, as escrow agent	Form F-1 Amendment No. 1	333-130073	10.10	14-12-05

10 .9	Security Trust Agreement, dated as of May 8, 2001, between the Registrant and Montreal Trust Company of Canada, as trustee	Form F-1 Amendment No. 1	333-130073	10.11	14-12-05

10 .10†	Trust Indenture, dated May 8, 2001, among the Registrant, NUCRYST Pharmaceuticals Inc. and Montreal Trust Company of Canada, as trustee	Form F-1 Amendment No. 3	333-130073	10.12	19-12-05

10 .11	Subordination and Non-Disturbance Agreement, dated as of May 8, 2001, among the Registrant, NUCRYST Pharmaceuticals Inc., Smith & Nephew, Inc., T.J. Smith & Nephew Limited and Montreal Trust Company of Canada	Form F-1 Amendment No. 1	333-130073	10.13	14-12-05

10.12	Memorandum of Lease Agreement, dated as of July 1, 2005, between the Registrant and The Westaim Corporation	Form F-1 Amendment No. 2	333-130073	10.14	16-12-05

10 .13	Commercial Lease, dated as of September 1, 2001, between NUCRYST Pharmaceuticals Inc. and Cummings Properties, LLC	Form F-1 Amendment No. 2	333-130073	10.15	16-12-05

Exhibit						Filed
No.	Description	Form	SEC File No.	Exhibit	Date	Herewith

10 .14	AIMS I Amending Lease Agreement with The Westaim Corporation, which amended that certain Memorandum of Lease Agreement effective December 1, 2005	Form 8-K	000-51686	99.1	22-12-06

10 .15*	1998 Equity Incentive Plan	Form F-1 Amendment No. 2	333-130073	10.16	16-12-05

10 .16*	Form of Stock Option Agreements under the 1998 Equity Incentive Plan	Form F-1 Amendment No. 2	333-130073	10.17	16-12-05

10 .17*	Form of Amended and Restated 1998 Equity Incentive Plan	Form F-1 Amendment No. 2	333-130073	10.18	16-12-05

10 .18*	Form of Stock Option Agreement under the Amended and Restated 1998 Equity Incentive Plan	Form F-1 Amendment No. 3	333-130073	10.19	19-12-05

10 .19*	Employment Agreement, dated December 6, 1999, between NUCRYST Pharmaceuticals Inc. and Mr. Scott H. Gillis	Form F-1 Amendment No. 2	333-130073	10.20	16-12-05

10 .20*	Stock Option Agreement, dated December 6, 1999, among the Registrant, Westaim and Mr. Scott H. Gillis	Form F-1 Amendment No. 2	333-130073	10.21	16-12-05

10 .21*	Letter Agreement, dated March 16, 2005, between the Registrant and Mr. Eliot M. Lurier	Form F-1 Amendment No. 2	333-130073	10.22	16-12-05

10 .22*	Letter Agreement, dated June 15, 2005, between the Registrant and Mr. David C. McDowell	Form F-1 Amendment No. 2	333-130073	10.23	16-12-05

10 .23*	Letter Agreement, dated March 14, 2002, between the Registrant and Dr. Paul J. Schechter	Form F-1 Amendment No. 2	333-130073	10.24	16-12-05

10 .24*	Summary of Non-Employee Director Compensation	Form F-1 Amendment No. 3	333-130073	10.25	19-12-05

10.25	Form of Indemnification Agreement	Form F-1 Amendment No. 2	333-130073	10.26	16-12-05

10 .26*	Change of Control Agreement, dated December 6, 1999, between NUCRYST Pharmaceuticals Inc. and Mr. Scott H. Gillis	Form F-1 Amendment No. 2	333-130073	10.27	16-12-05

Exhibit						Filed
No.	Description	Form	SEC File No.	Exhibit	Date	Herewith

10 .27*	Summary of Changes to 2008 Compensation of Named Executive Officers					X

10.28	Fourth Amending Lease Agreement, AIMS I Second Amending Lease Agreement and Letter Agreement entered into with The Westaim Corporation	Form 8-K	000-51686	99.1 99.2 99.3	14-05-07

10 .29*	Summary of Employment arrangement between Registrant and Mr. Barry M. Heck, effective May 23, 2007	Form 10-Q/A	000-51686	10.2	7-11-07

10 .30*	Letter Agreement dated June 26, 2007 between Registrant and Dr. Paul J. Schechter, effective June 30, 2007	Form 10-Q/A	000-51686	10.3	7-11-07

10 .31*	Letter Agreement between Registrant and Dr. Katherine Turner dated May 19, 2006	Form 10-Q/A	000-51686	10.4	7-11-07

10 .32*	Summary of Amendments made effective July 1, 2007 to Letter Agreement between Registrant and Dr. Katherine Turner dated May 19, 2006	Form 10-Q/A	000-51686	10.5	7-11-07

10 .33*	Summary of Non-Employee Director Compensation, as amended effective May 2, 2006	Form 10-Q/A	000-51686	10.6	7-11-07

10 .34*	Deferred Share Unit Plan adopted by Registrant effective March 16, 2006	Form 10-Q/A	000-51686	10.7	7-11-07

10 .35*	Summary of Non-Employee Director Compensation, as amended effective June 14, 2007	Form 10-Q/A	000-51686	10.8	7-11-07

10 .36*	Summary of 2007 Named Executive Performance Targets under Registrant’s variable pay program	Form 10-Q/A	000-51686	10.9	7-11-07

10 .37*	Form of Director Restricted Stock Unit Award Agreement	Form 8-K	000-51686	99.1	20-12-06

10 .38*	Form of Restricted Stock Unit Award Agreement — Executive Officer	Form 10-Q/A	000-51686	10.12	7-11-07

10 .39*	Employment Agreement between the Registrant and Mr. Thomas E. Gardner dated Aug 21, 2007	Form 8-K	000-51686	10.29	23-08-07

Exhibit						Filed
No.	Description	Form	SEC File No.	Exhibit	Date	Herewith

10 .40*	Summary of Termination of employment arrangement with Mr. Barry M. Heck effective August 22, 2007	Form 10-Q	000-51686	10.6	7-11-07

10 .41*	Separation Agreement and General Release between the Registrant and Mr. Scott H. Gillis, effective September 25, 2007	Form 10-Q	000-51686	10.7	7-11-07

10 .42†	Amended and Restated Supply Agreement, dated September 30,	Form 8-K/A	000-51686	99.1	6-11-07
	2007, among the Registrant, Smith & Nephew, Inc. and T.J. Smith & Nephew Limited, effective January 1, 2007

10 .43†	Second Amended and Restated License and Development Agreement, dated September 30, 2007, among the Registrant, NUCRYST Pharmaceuticals Inc., Smith & Nephew, Inc., and T.J. Smith & Nephew Limited	Form 8-K/A	000-51686	99.2	6-11-07

10 .44	Surrender of Lease with Sherritt International Corporation dated June 30, 2007 for surrender of the first floor of the AIMS I Building					X

10 .45	Surrender of Lease with Sherritt International Corporation dated September 30, 2007 for surrender of the third floor of the AIMS I Building					X

10 .46*	Letter Agreement made effective September 1, 2007 amending the Letter Agreement between the Registrant and Mr. David C. McDowell dated June 15, 2005					X

10 .47*	Letter Agreement made effective January 1, 2008 amending the Letter Agreement between the Registrant and Mr. Eliot Lurier dated March 16, 2005					X

10 .48*	Letter Agreement made effective January 1, 2008 amending the Letter Agreement between the Registrant and Dr. Katherine Turner dated May 19, 2006					X

10 .49*	Form of Employee Incentive Program					X

Exhibit						Filed
No.	Description	Form	SEC File No.	Exhibit	Date	Herewith

10 .50*	Letter Agreement between Ms. Carol L. Amelio and the Registrant dated February 1, 2006					X

10 .51*	Summary of 2008 Variable Pay Targets					X

21 .1	Subsidiaries of the Registrant	Form F-1	333-130073	21.1	2-12-05

23 .1	Consent of Deloitte & Touche LLP					X

24 .1	Power of Attorney (included on signature page hereto)

31 .1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					X

31 .2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					X

32 .1	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					X

32 .2	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					X

†	Confidential treatment has been granted for portions of this exhibit.

*	Indicates management compensatory plan, contract or arrangement.